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                           January 31, 2022

       Derrick Boston
       Chief Legal Officer
       Virgin Orbit Holdings, Inc.
       4022 E. Conant St.
       Long Beach, California 90808

                                                        Re: Virgin Orbit
Holdings, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed January 25,
2022
                                                            File No. 333-262326

       Dear Mr. Boston:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Patrick
Fullem at (202) 551-8337 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Manufacturing
       cc:                                              Drew Capurro